FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 3 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2016 is being filed to update such Annual Report for recent developments and add Exhibits numbered 1 through 5 to the Annual Report.

CONTENTS

This Amendment No. 3 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2016 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

	Exhibit D	Recent Developments

	Exhibit 1	Underwriting Agreement, dated as of August 11, 2016, entered into between the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

	Exhibit 2	Supplemental Fiscal Agency Agreement, dated as of August 18, 2016, entered into among the Government of Jamaica and Deutsche Bank Trust Company Americas, as fiscal agent, paying agent and registrar, and Deutsche Bank Luxembourg S.A. Luxembourg paying agent and Luxembourg transfer agent.

	Exhibit 3	Form of 8.000% Amortizing Notes due 2039.

	Exhibit 4	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 8.000% Amortizing Notes due 2039.

	Exhibit 5	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to 8.000% Amortizing Notes due 2039.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on September 7, 2016.

GOVERNMENT OF JAMAICA

By:	/s/ Audley Shaw
Name:	Audley Shaw, M.P., C.D.
Title:	Minister of Finance and the Public Service

EXHIBIT INDEX

Exhibit	Description

D	Recent Developments

1	Underwriting Agreement, dated as of August 11, 2016, entered into between the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2	Supplemental Fiscal Agency Agreement, dated as of August 18, 2016, entered into among the Government of Jamaica and Deutsche Bank Trust Company Americas, as fiscal agent, paying agent and registrar, and Deutsche Bank Luxembourg S.A. as Luxembourg paying agent and Luxembourg transfer agent.

3	Form of 8.000% Amortizing Notes due 2039.

4	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 8.000% Amortizing Notes due 2039.

5	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to 8.000% Amortizing Notes due 2039.

4